Exhibit 99.1




For More Information Contact:

MEDIA CONTACTS:
Elan                                      Biogen Idec
Davia B. Temin                            Amy Brockelman
Ph: 212 407 5740                          Ph: 617 914 6524
Elizabeth Headon
353-1-498-0300

INVESTOR CONTACTS:
Elan                                      Biogen Idec
Emer Reynolds                             Oscar Velastegui
Ph: 353 1 709 4000                        Ph: 617 679 2812
Chris Burns
800 252 3526





              ELAN AND BIOGEN IDEC PROVIDE AN UPDATE ON TYSABRI(R)

Dublin, Ireland and Cambridge, MA - September 20, 2005 - Elan Corporation, plc (NYSE: ELN) and Biogen Idec (NASDAQ: BIIB) announced today that in the coming weeks they expect the safety evaluation of TYSABRI(R) (natalizumab) in Crohn's disease and rheumatoid arthritis will be completed, and that they will submit a supplemental Biologics License Application for TYSABRI in multiple sclerosis
(MS) to the U.S. Food and Drug Administration.

On August 9, 2005, the companies announced the completion of the safety evaluation of TYSABRI in MS, which resulted in no new confirmed cases of progressive multifocal leukoencephalopathy (PML). The companies have previously reported three confirmed cases of PML, two of which were fatal.

On February 28, 2005, Biogen Idec and Elan announced that they voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials based on reports of PML, a rare and potentially fatal, demyelinating disease of the central nervous system.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the


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world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For
additional information about the company, please visit http://www.elan.com.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.


Safe Harbor/ Forward Looking Statements
This press release contains forward-looking statements regarding the regulatory path forward and safety evaluation of TYSABRI. The regulatory path forward is subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies current expectations include the risk that concerns may arise from additional data or analysis, including the ongoing safety evaluation, or that the companies may encounter other unexpected delays or hurdles. There is also no assurance that the companies will be able to gain sufficient information to fully understand the risks associated with TYSABRI or that the companies will be able to resume marketing and sales of TYSABRI. The completion of the safety evaluation is subject to a number of risks and uncertainties, including the difficulty of analyzing complex data and results and unanticipated logistical hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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